As filed with the Securities and Exchange Commission on July 25, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ACTIVCARD S.A.

(Name of Subject Company (Issuer))

ACTIVCARD CORP.

(Name of Filing Person (Offeror))

COMMON SHARES, PAR VALUE EURO 1.00 PER SHARE

AND

AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

COMMON SHARES, ISIN FR0004151314

AMERICAN DEPOSITARY SHARES, CUSIP 00505N109

(CUSIP Number of Class of Securities)

STEVEN HUMPHREYS

CHIEF EXECUTIVE OFFICER

ACTIVCARD CORP.

6623 Dumbarton Circle

Fremont, California 94555

Telephone: (510) 574-0100

Facsimile: (510) 574-0135

(Name, address and telephone number of persons authorized

to receive notices and communications on behalf of filing persons)

Copy to:

STEPHEN C. FERRUOLO

HELLER EHRMAN WHITE & MCAULIFFE LLP

4350 La Jolla Village Drive, 7th Floor

San Diego, California 92122

Telephone: (858) 450-8400

Facsimile: (858) 450-8499

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

2

INTRODUCTORY NOTE

This Amendment No. 4 to Schedule TO relates to the offer by ActivCard Corp. (“ActivCard” or the “Company”) to exchange:

•	0.95 shares of its common stock, $0.001 par value per share, for each validly tendered common share, par value Euro 1.00 per share, of ActivCard S.A.; and

•	0.95 shares of its common stock, $0.001 par value per share, for each validly tendered American depositary share, or ADS, evidenced by an American depositary receipt, or ADR, of ActivCard S.A. Each ADS represents one common share of ActivCard S.A.

The terms and conditions of the exchange offer are set forth in that prospectus of ActivCard Corp., dated June 24, 2003, filed with the Securities and Exchange Commission on June 25, 2003, as may from time to time be amended or supplemented.

Item 11.    Additional Information.

On July 18, 2003, ActivCard issued a press release announcing the expiration of the exchange offer and reporting the preliminary results of the exchange offer. A copy of this press release is filed herewith as Exhibit (a)(1)(xiv) to this Schedule TO and the information set forth therein is incorporated by reference.

On July 23, 2003, ActivCard’s exchange agent informed the Company that a total of 1,157,689 ActivCard S.A. common shares and 745,603 ADSs, representing a total of 1,903,292 shares, were validly tendered and not properly withdrawn in the exchange offer. Based on the exchange ratio, a total of 1,808,075 shares of ActivCard Corp. common stock will be issued in exchange for the tendered shares.

Item 12.    Exhibits.

A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2003

ACTIVCARD CORP.

By:	/s/ BLAIR W. GEDDES
Name: Title:	Blair W. Geddes Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number
(a)(1)(xiv)	Press release, dated July 18, 2003 *

*	Filed July 18, 2003 pursuant to Rule 425 and incorporated herein by reference.